300 North LaSalle Street Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 Robert.Hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 8, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Caleb French
Li Xiao
Gary Todd

Re:	Ichor Holdings, Ltd.
Amendment No. 2 to Registration Statement on Form S-l
Filed on November 29, 2016
File No. 333-214588

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”) its Amendment No 3. to Registration Statement on Form S-1 (the “Amendment”), which is a Part II filing only, as no changes were made to the prospectus contained in the Registration Statement.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 1, 2016, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Beijing	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

U.S. Securities and Exchange Commission

Exhibits

Exhibit 5.1

1.	Please file the 2016 Consulting Agreement mentioned on page 105 or advise.

Response: In response to the Staff’s comment, the Company has filed the 2016 Consulting Agreement with the Amendment as Exhibit 10.18.

2.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not just the facts and law listed in the opinion as indicated in the last sentence of section 2 of this exhibit. Please file a revised opinion accordingly.

Response: In response to the Staff’s comment, Cayman Islands counsel to the Company has revised its legal opinion to remove the referenced sentence. The executed version of the revised legal opinion has been filed with the Amendment as Exhibit 5.1.

3.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law which are a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, it is unclear why the issues assumed per sections 2.4, 2.5, 2.7, 2.8, and 2.10 through 2.13 are appropriate. Please advise or file a revised opinion. Also, please tell us the importance of section 2.4, given the disclosure on page 109 indicating that you will amend and restate your memorandum and articles of association “[i]n connection with this offering.” If the rights of security holders who purchase shares in your offering will be affected by a document that is not yet operative, it is unclear why the opinion addresses a prior version of that document.

Response: In response to the Staff’s comment, Cayman Islands counsel to the Company has revised its legal opinion to remove the referenced assumptions. The executed version of the revised legal opinion has been filed with the Amendment as Exhibit 5.1.

U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Thomas M. Rohrs

Maurice Carson

Ichor Holdings, Ltd.